VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

03024366

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 07 2003
WASH. D.C. 155

26 June 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Ms D Bucher
Corporate Administrator

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

dlw 7/8

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 23 May 2003 5:18
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

55972.pdf (331 KB)

ASX confirms the release to the market of Doc ID: 55972 as follows:
Release Time: 23-May-2003 17:17:37
ASX Code: VRL
File Name: 55972.pdf
Your Announcement Title: Top 20 holders

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

Manager Companies
Australian Stock Exchange Limited
Level 4/20 Bridge Street
Sydney NSW 2000

23 May 2003

Dear Sir/Madam,

Top 20 Shareholders

Top 20 Shareholder lists for both the Ordinary and the A Class Preference shares of the Company as at 22 May 2003 are attached.

Yours sincerely,

Shaun Driscoll
Co Company Secretary

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

CLASS GROUP: *G1/FP & ORL

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
*GRP*1	VILLAGE ROADSHOW CORPORATION LIMITED, 206 BOURKE STREET MELBOURNE VIC 3000	111,819,817	47.60	1
	GRANADA DANMARK A/S C/- NILS STADEAGER OLE BRUUNS VEJ 12 2920 CHARLOTTENLUND DENMARK	42,331,109	18.02	2
	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC 3001	14,489,678	6.17	3
	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW 2000	11,607,207	4.94	4
	CITICORP NOMINEES PTY LIMITED G P O BOX 764G MELBOURNE VIC 3001	6,921,089	2.95	5
	CANBERRA THEATRES LIMITED 49 MARKET STREET SYDNEY NSW 2000	6,544,167	2.79	6
	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001	3,840,130	1.63	7
	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE SYDNEY NSW 2001	2,590,567	1.10	8
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW 2001	2,083,557	0.89	9
	NATIONAL NOMINEES LIMITED PO BOX 1406M MELBOURNE VIC 3001	1,503,668	0.64	10

CLASS GROUP: *G1/FP & ORL

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	MLC LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW 2000	892,236	0.38	11
	PERMANENT TRUSTEE AUSTRALIA LIMITED <HUN0002 A/C> GPO BOX 4270 SYDNEY NSW 2001	794,466	0.34	12
	MR GREGORY COOTE 1010 ALTA AVENUE SANTA MONICA CA 90402 USA	476,500	0.20	13
	CYNOSURA INVESTMENTS PTY LTD 72 CHESTERVILLE ROAD CHELTENHAM VIC 3192	473,231	0.20	14
	COMMONWEALTH CUSTODIAL SERVICES LIMITED GPO BOX 4122 SYDNEY NSW 1030	465,012	0.20	15
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <RA A/C> GPO BOX 5430 SYDNEY NSW 2000	443,273	0.19	16
	FORTIS CLEARING NOMINEES P/L <SETTLEMENT A/C> SUITE 1101 LEVEL 11 5 ELIZABETH STREET SYDNEY NSW 2000	386,726	0.16	17
	JANWAY LIMITED APT BLK 327 CASUARINA TOWER #23-01 RIVER VALLEY ROAD YONG AN PARK SINGAPORE 238359	280,000	0.12	18
	BRAIDSWOOD PTY LTD C/- PETER HARVIE 'CLUDEN' 4 ARCHER COURT BRIGHTON EAST VIC 3187	257,400	0.11	19

CLASS GROUP: *G1/FP & ORL

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS> PO BOX R209 ROYAL EXCHANGE NSW 1225	256,906	0.11	20
	*** REPORT TOTAL ***	208,456,739	88.74	
	*** REMAINDER ***	26,446,368	11.26	
	*** GRAND TOTAL ***	234,903,107	100.00	

CLASS GROUP: *G2/PREFERENCE SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW 2000	30,408,397	12.11	1
	PERMANENT TRUSTEE AUSTRALIA LIMITED <HUN0002 A/C> GPO BOX 4270 SYDNEY NSW 2001	27,786,042	11.07	2
	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE SYDNEY NSW 2001	25,894,857	10.32	3
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <RA A/C> GPO BOX 5430 SYDNEY NSW 2000	22,704,207	9.04	4
	NATIONAL NOMINEES LIMITED PO BOX 1406M MELBOURNE VIC 3001	16,038,775	6.39	5
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C> GPO BOX 5430 SYDNEY NSW 2000	10,266,972	4.09	6
	IOOF INVESTMENT MANAGEMENT LIMITED LVL 29 303 COLLINS STREET MELBOURNE VIC 3000	10,176,185	4.05	7
	CITICORP NOMINEES PTY LIMITED G P O BOX 764G MELBOURNE VIC 3001	7,890,180	3.14	8
	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001	7,794,085	3.10	9
	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC 3001	6,709,985	2.67	10

CLASS GROUP: *G2/PREFERENCE SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	PERMANENT TRUSTEE AUSTRALIA LIMITED <HUN0004 A/C> GPO BOX 4270 SYDNEY NSW 2001	6,050,000	2.41	11
	COMMONWEALTH CUSTODIAL SERVICES LIMITED GPO BOX 4122 SYDNEY NSW 1030	4,542,400	1.81	12
	DAMELIAN AUTOMOBILE LTD RICK DAMELIAN CENTRE CNR ELSWICK STREET & PARRAMATTA ROAD LEICHHARDT NSW 2040	3,700,825	1.47	13
	MRS SHAMALA SANCHANA SETHU C/- ANZ BANKING GROUP LTD 17TH FLOOR OCEAN BUILDING 10 COLLEYER QUAY SINGAPORE	2,900,000	1.16	14
	FORTIS CLEARING NOMINEES P/L <SETTLEMENT A/C> SUITE 1101 LEVEL 11 5 ELIZABETH STREET SYDNEY NSW 2000	2,572,333	1.02	15
	SANDHURST TRUSTEES LTD <SISF A/C> 1ST FLOOR 410 COLLINS STREET MELBOURNE VIC 3000	2,100,000	0.84	16
	DIVERSIFIED UNITED INVESTMENT LIMITED LEVEL 45 55 COLLINS STREET MELBOURNE VIC 3000	2,000,000	0.80	17
	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225	1,876,474	0.75	18
	ARGO INVESTMENTS LIMITED GPO BOX 2692 ADELAIDE SA 5001	1,522,190	0.61	19

CLASS GROUP: *G2/PREFERENCE SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	FIRST PACIFIC DAL PTY LIMITED LOCKED BAG 8888 LEICHHARDT NSW 2040	1,400,000	0.56	20
	*** REPORT TOTAL ***	194,333,907	77.41	
	*** REMAINDER ***	56,706,240	22.59	
	*** GRAND TOTAL ***	251,040,147	100.00	

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 29 May 2003 5:57
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

56904.pdf (229 KB)

ASX confirms the release to the market of Doc ID: 56904 as follows:
Release Time: 29-May-2003 1[illegible]:[illegible]6:48
ASX Code: VRL
File Name: 56904.pdf
Your Announcement Title: Appendix 3C &Form 281 - Employee Share Plan Buy-Back

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	A Class Preference Shares
3	Voting rights *(eg, one for one)*	Non Voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	251,040,147
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	To enable cancellation of shares following the surrender of holdings by executives (in accordance with the executive and employee share schemes' rules)

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	825,000
15	Price to be offered for shares	Range from $1.58 to $3.22 per share

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer *Cross reference: Appendix 7A, clause 9.*	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not ~~contained in, or~~ attached to, this form.

Sign here: .... Date: 29 May 2003
Company Secretary

Print name: S L Driscoll

== == == == ==

ASIC registered agent number

lodging party or agent name R COSENTINO

office, level, building name or PO Box no.

street number & name 206 BOURKE STREET

suburb/city MELBOURNE state/territory VIC postcode 3000

telephone (03)9667 6534

facsimile (03)9653 1931

DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notice of

intention to carry out a share buy-back

form **281**

Corporations Act 2001

257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED

A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	**Buy back details** fill in details for the type of buy back selected	**When is this form required**
☒ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about 17/ 06 /2003	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **On market** within 10/12 limit	period of buy back / / to / /	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

For the purposes of Note 2 "relevant date" means:

* if the buy back agreement is conditional on the passing of a resolution, the resolution is passed; or

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name SHAUN L DRISCOLL capacity SECRETARY

sign here date 29 / 05 / 03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy-back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not, the agreement is entered into (S. 257F).

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 30 May 2003 12:00
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

57003.pdf (127 KB)

ASX confirms the release to the market of Doc ID: 57003 as follows:
Release Time: 30-May-2003 12:00:03
ASX Code: VRL
File Name: 57003.pdf
Your Announcement Title: Employee Share Plan Buy-Back

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

30 May 2003

Employee Share Plan Buy-Back

Further to the lodgement of yesterday's ASIC form 281 and Appendix 3C announcement regarding the Buy-back of A Class Preference shares under the Company's Employee Share Plan ("ESP"), Village Roadshow wishes to clarify that the shares the subject of the announcement are those held by executives who are no longer employed by the Company.

Under the terms of the ESP, as approved by shareholders, these shares are to be bought back following termination of an employee's employment with the Company.

When the shares are issued under the ESP the issue price is booked to the Company's reserves. When the shares are then subsequently bought back in the circumstances described above, this issue price of these ESP shares is reversed hence there is no financial impact on the Company.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

SEC MAIL PROCESSING
RECEIVED
JUL 07 2003
WASH. D.C. 155 SECTION

Manager Companies
Australian Stock Exchange Limited
Level 4/20 Bridge Street
Sydney NSW 2000

BY FACSIMILE : 1900 999 279

3 June 2003

Dear Sir/Madam,

ASIC enquiry on Preference share Dividends

ASIC announcement dated 2 June 2003 is attached.

Yours sincerely,

Shaun Driscoll
Co Company Secretary

ASIC
Australian Securities & Investments Commission

Media and information releases

03-173 ASIC concludes enquiries into Village Roadshow

Monday 2 June 2003

The Australian Securities and Investments Commission (ASIC) today announced the conclusion of its enquiries into the suspension of preference share dividends by Village Roadshow Limited (Village Roadshow).

ASIC found that the decision by the board of Village Roadshow to suspend preference share dividends was permitted under the constitution of the company. ASIC's findings are supported by advice from senior counsel.

ASIC considers that in future, issuers of preference share prospectuses should comprehensively disclose any risk of the suspension of dividends.

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 17 June 2003 5:40
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

59636.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 59636 as follows:
Release Time: 17-Jun-2003 17:39:41
ASX Code: VRL
File Name: 59636.pdf
Your Announcement Title: Change of Director s Interest Notice x 3

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	17 MARCH 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 JUNE 2003 TO 12 JUNE 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

of Director:	ROBERT GEORGE KIRBY
of Company:	VILLAGE ROADSHC LIMITED
and Type of Security:	ORDINARY SHARES

TORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
rby	1,000	1,000			
oad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
L		**111,920,817**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
erra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
L		**6,544,167**			

of Director: **ROBERT GEORGE KIRBY**
of Company: **VILLAGE ROADSH(' LIMITED**
and Type of Security: **A CLASS PREFERENCE SHARES**

:TORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
irby	167	167			
oad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
e Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
AL		407,073			

CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

of Director:	ROBERT GEORGE KIRBY
of Company:	AUSTEREO GROUI 'MITED
and Type of Security:	ORDINARY SHARES

:TORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
e Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
L		251,562,594			

CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

ə of Director: ROBERT GEORGE KIRBY
ə of Company: VILLAGE ROADSH('CORPORATION LIMITED
ə and Type of Security: ORDINARY SHARES

.CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
tive Investments Pty Ltd	4,490,662				Director and shareholder of Positive Investments Pty Ltd
	1,510		10-Jun-03	$26.00	
	2,199		11-Jun-03	$26.00	
		4,494,371			
tive Investments Pty Ltd *	0				* Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which R.G. Kirby is a director and shareholder
	2,940		12-Jun-03	$26.00	
		2,940			
Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
/ Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TAL		6,878,706			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

of Director: ROBERT GEORGE KIRBY
of Company: VILLAGE ROADSHC CORPORATION LIMITED
and Type of Security: PREFERENCE SHARES

:TORS INTERESTS IN SECURITIES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
/e Investments Pty Ltd	39,206	39,206			Director and shareholder of Positive Investments Pty Ltd
/e Investments Pty Ltd *	0 2,766	2,766	12-Jun-03	$1.20	* Compulsory acquistion notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which R.G. Kirby is a director and shareholder.
L		41,972			

:TORS INTERESTS IN CONTRACTS FOR SHARES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	17 MARCH 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 JUNE 2003 TO 12 JUNE 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

of Director: JOHN ROSS KIRBY
of Company: VILLAGE ROADSH(LIMITED
and Type of Security: ORDINARY SHARES

:TORS INTERESTS IN SECURITIES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
e Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
\L		**111,819,817**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
erra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
AL		**6,544,167**			

of Director: JOHN ROSS KIRBY
of Company: VILLAGE ROADSH(LIMITED
and Type of Security: A CLASS PREFERENCE SHARES

:TORS INTERESTS IN SECURITIES

ıame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
ȷe Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
AL		306,906			

:CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

f Director: JOHN ROSS KIRBY
f Company: AUSTEREO GROUI :MITED
nd Type of Security: ORDINARY SHARES

TORS INTERESTS IN SECURITIES

me of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Roadshow Limited	240,625,094	240,625,094			Director and Shareholder of Village Roadshow Ltd
oldings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
-		251,562,594			

TORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		0			

e of Director: JOHN ROSS KIRBY
e of Company: VILLAGE ROADSH(' CORPORATION LIMITED
e and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
: Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
tive Investments Pty Ltd	4,490,662				Director and shareholder of Positive Investments Pty Ltd
	1,510		10-Jun-03	$26.00	
	2,199		11-Jun-03	$26.00	
		4,494,371			
itive Investments Pty Ltd *	0				Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which J.R. Kirby is a director and shareholder.
	2,940		12-Jun-03	$26.00	
		2,940			
Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
V Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TAL		6,878,706			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL	0	0			

: of Director:	JOHN ROSS KIRBY
: of Company:	VILLAGE ROADSH('CORPORATION LIMITED
: and Type of Security:	PREFERENCE SHARES

CTORS INTERESTS IN SECURITIES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
ve Investments Pty Ltd	39,206	39,206			Director and shareholder of Positive Investments Pty Ltd
ive Investments Pty Ltd *	0 2,766	2,766	12-Jun-03	$1.20	Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which J.R. Kirby is a director and shareholder.
AL		41,972			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	17 MARCH 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 MARCH 2003 TO 12 MARCH 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

e of Director:	**GRAHAM WILLIAM BURKE**
e of Company:	**VILLAGE ROADSH('LIMITED**
e and Type of Security:	**ORDINARY SHARES**

:CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Burke	2,400	2,400			
ge Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
'AL		111,822,217			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
berra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TAL		6,544,167			

ECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
V Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
V Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
V Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TAL		6,000,000			

e of Director: GRAHAM WILLIAM BURKE
e of Company: VILLAGE ROADSH(' LIMITED
e and Type of Security: A CLASS PREFERENCE SHARES

:CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Burke	1,390,400	1,390,400			
ge Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
'AL		1,397,306			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

ie of Director:	**GRAHAM WILLIAM BURKE**
ie of Company:	**AUSTEREO GROUI MITED**
ie and Type of Security:	**ORDINARY SHARES**

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
ge Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
; Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd
TAL		**251,562,594**			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		**0**			

ıe of Director: GRAHAM WILLIAM BURKE
ıe of Company: VILLAGE ROADSH(CORPORATION LIMITED
ıe and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
/ Burke	250	250			Held beneficially for Positive Investments Pty Ltd
; Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
itive Investments Pty Ltd	4,490,662				Director and shareholder of Positive Investments Pty Ltd
	1,510		10-Jun-03	$26.00	
	2,199		11-Jun-03	$26.00	
		4,494,371			
itive Investments Pty Ltd *	0				*Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which G.W. Burke is a director and shareholder
	2,940		12-Jun-03	$26.00	
		2,940			
Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
; Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
Alexander	250	250			Held beneficially for G W Burke
TAL		6,878,956			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSH(CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	39,206	39,206			Director and shareholder of Positive Investments Pty Ltd
Positive Investments Pty Ltd *	0 2,766	2,766	12-Jun-03	$1.20	*Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which G.W. Burke is a director and shareholder
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Shaun Driscoll

From:	ASX.Online@asx.com.au
Sent:	17 June 2003 5:59
To:	Shaun Driscoll
Subject:	VRL - ASX Online e-Lodgement - Confirmation of Release

59640.pdf (244 KB)

ASX confirms the release to the market of Doc ID: 59640 as follows:
Release Time: 17-Jun-2003 17:58:53
ASX Code: VRL
File Name: 59640.pdf
Your Announcement Title: Daily Share & Final Share Buy-Back Notice

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		825,000 A Class Preference shares
4	Total consideration paid or payable for the shares		$1,827,500

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: lowest price paid: highest price allowed under rule 7.33:

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 June 2003
Company Secretary

Print name: Shaun L Driscoll

== == == == ==

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit

Details of all shares bought back

2	Number of shares bought back	825,000 A Class Preference Shares.
3	Total consideration paid or payable for the shares	$1,827,500
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: lowest price: date:

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is ~~not contained in,~~ or attached to, this form.

Sign here: .... Date: 17 June 2003.
Company Secretary

Print name: Shaun L Driscoll
== == == == ==

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 18 June 2003 9:53
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

59695.pdf (64 KB)

ASX confirms the release to the market of Doc ID: 59695 as follows:
Release Time: 18-Jun-2003 09:52:02
ASX Code: VRL
File Name: 59695.pdf
Your Announcement Title: Notice of share cancellation - Form 284

ASIC registered agent number

lodging party or agent name R COSENTINO

office, level, building name or PO Box no.

street number & name 206 BOURKE STREET

suburb/city MELBOURNE state/territory VIC postcode 3000

telephone (03)9667 6534

facsimile (03)9653 1931

DX number suburb/city

284 page 1 /1 21 July 2001

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share cancellation

form **284**

Corporations Act 2001

254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name VILLAGE ROADSHOW LIMITED

ACN 010 672 054

Shares cancelled under which provision

(tick box applicable)

- [ ] S.254J Redeemable preference shares
  - [ ] redeemed out of profits
  - [ ] redeemed out of proceeds of a fresh issue of shares
- [ ] S.256A-S.256E Capital reduction
- [x] ss.257H(3) Shares a company has bought back
- [ ] S.258D *Forfeited shares*
- [ ] ss.258E(2) & (3) Shares returned to a company
  - [ ] under section 651C, 724(2), 737, or 738
  - [ ] under section 1325A (court order)

other, give sect'n ref [ ] ______ (description) ______________________

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
825,000	A CLASS PREFERENCE	$1,827,500

Date of registration of cancellation 17 / 06 / 2003 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name SHAUN L DRISCOLL capacity SECRETARY

sign here [signature] date 18 / 6 / 03